FORM 5

[ ] Check box if no longer subject to
    Section 16.  Form 4 or 5 obligations
    may continue.  See Instructions 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of
        1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

 Benken       William      B.
-----------------------------------------
 (Last)     (First)   (Middle)

  Lifepoint, Inc., 10400 Trademark Street
------------------------------------------
         (Street)

Rancho Cucamonga,    CA         97130
------------------------------------------
(City)          (State)           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

         Lifepoint, Inc. LFPT
-------------------------------------------


3.  IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
------------------------------------------


4.  Statement for Month/Year

        6/98
-------------------------------------------

5.  If Amendment, date of Original (Month/Year)


--------------------------------------------

6.  Relationship of Reporting Person to Issuer
                     (Check all applicable)

[ ]Director                   				 [ ]10% Owner
[x]Officer (give title below)    	 [ ]Other (specify below)

Vice President, Operations
--------------------------


Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned


                                                4. Securities Acquired (A) or
                                                   Disposed of (D) (Instr. 3,4
1. Title of   2. Transaction  3. Transaction       and 5)
   Security      Date            Code              ----------------------------
   (Instr.3)     (Mo/Day/Yr)     (Instr. 8)        Amount    (A)or(D)    Price
   ---------     -----------     ------------      ------    --------    ------
                                 Code     V
                                 ----    ---


NONE




              5. Amount of
                 Securities
                 Beneficially         6. Ownership            7. Nature of
                 Owned at End            Form: Direct            Indirect
Title of         of Issuer's             (D) or In-              Beneficial
Security         Fiscal Year             direct (I)              Ownership
(Instr.3)        (Instr.3 and 4)         (Instr. 4)              (Instr. 4)
---------        ------------------      ---------------         ------------

NONE


Table II - Derivative Securities Acquired, Disposed of, Beneficially Owned
           (e.g., puts calls, warrants, options, convertible securities)


                                                                 5. Number of
                                                                    Derivation
                                                                    Securities
               2. Conversion or                                     Acquired (A)
1. Title of       Exercisable                                       Disposed of (D)
   Derivative     Price of      3. Transaction   4. Transaction     Instr. 3,4 and5
   Security       Derivative       Date             Code            ---------------
   (Instr. 3)     Security         (Mo/Day/Yr)      (Instr. 8)      (A)        (D)
   ----------     -------------    -----------      ------------   ------     -----
                                                    Code     V
                                                    ----    ---

Stock Option       $.50             6/30/98           A             15,000     0



              6. Date              7. Title and
                 Exercisable          Amount of
                 and Expir-           Underlying
                 ation Date           Securities
                 (Mo/Day/Yr)          (Instr. 3 and 4)
Title of       -----------------      ----------------       8. Price of
Derivative      Date       Expir               Amount or        Derivative
Security        Exercis    ation               Number of        Security
(Instr.3)       able       Date       Title    Shares           (Instr.5)
----------    --------   ---------    ------   --------         -----------

Stock Option    (1)      6/29/98     Common     50,000            0
                                     Stock




                   9. Number of
                      Derivative       10. Ownership
                      Securities           Form of
                      Beneficially         Derivative     11. Nature
Title                 Owned at             Security:          of Indirect
of Derivative         end of               Direct (D)         Beneficial
Security              month                Indirect (I)       Ownership
(Instr.3)             (Instr.4)            (Instr.4)          (Instr. 4)
-------------         ------------         ------------       -----------

Stock Option          265,000                 D                  N/A




Explanation of Responses:

	(1) Becomes exercisable as to 3,750 shares on 6/30/99, becomes exercisable as to 313 shares on the 30th of each month for 35 months thereafter, and becomes exercisable as to 312 shares on the 30th of the 36th month thereafter.


                 				/s/ William B. Benken			          	7/10/98
                     -----------------------------      -------
                  			Signature of Reporting Person			     Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.